VICTORIA INTERNET SERVICES, INC.

From:
Leon Golden
Chief Executive Officer
Victoria Internet Services, Inc.
2470 East 16th Street
Brooklyn, NY 11235

AMMENDMENT #1

Re: Amendment 2 to Form S-1/A filed May 7, 2010 File No, 3333-165391

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To Whom It May Concern:

On behalf of Victoria Internet Services, Inc. a Nevada corporation (the "Company"), we submit the following responses which correspond to the numerical comments contained in the Securities and Exchange Commission letter dated April 7, 2010 (the "SEC Letter") regarding the Registration Statement on Form S-1 (the "Registration Statement").

Registration Statement on Form S-1

General

     1) The company included the affirmative statement in the Summary of Our Offering section of the prospectus as requested.

Outside Front Cover Page of the Prospectus

     2)   The Company has moved the statement to the inside cover page.

Summary of Our Offering, Page 3

     3) The Company has revised the Summary of Our Offering section to disclose that we have suffered operating losses since inception. It is now mentioned twice in this section. First in the first paragraph and again, as previously stated, in the second sentence of the first paragraph under "Our business".

Risk Factors, Page 5

     4) In response to this comment, the Company has moved the risk factor in question to the beginning of the risk factor discussion.

"If our shares of common stock commence trading on the OTC Bulletin...." Page 8

     5) The company created a new risk factor to disclose the specific risks of investing in our company as opposed to micro capitalization companies generally. The new risk factor starts with, "Because we have not generated any substantial revenues...."

"If our shares of common stock commence trading on the OTC Bulletin..." Page 7

     6) In response to this comment, the Company has added the statement "there is no assurance that our shares will ever be quoted on the OTC Bulletin Board" near the beginning of the risk factor.
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Summary of Offering, page 3

     7) In response to this comment, the Company has revised the disclosures to assure par value and offering price per share are consistent throughout the document.

Management's Discussion and Analysis of Plan of Operations, Page 15

     8) The Company has revised its disclosure as follows for each of the bulletin points in comment 8:

          * The comment regarding our intent to "apply to FINRA for quotation on the OTC Bulletin Board" has been revised as suggested.

          * We believe that "the technical aspects of our website will be sufficiently developed to use for our operations 10 days from the completion of our offering" because our web designer has given us a timeline on what needs to be completed in order to our corporate website to be running.

          * Upon further review the Company has deemed it to be in its best interests to seek debt options rather than to conduct a separate business model in order to build the chosen business.

          * The company revised the disclosure to omit reference to "pro-forma" information and to provide forward looking language to the disclosure. The basis for the timeframes and associated revenue provided comes from Mr. Golden's experience as a CPA.

Business, Page 20

     9) The Company has revised its disclosure to clarify that the Company not only reserved the domain name but owns it as well. In addition clarification has been added as to how customer referrals will be rewarded.

Management, Page 24

     10) The Company has revised its disclosure to name the CPA firm where Mr. Golden worked.

Note 9 - Subsequent Events, Page F-10

     11) The Company has revised its disclosure to show the date through which subsequent events have been evaluated.

Victoria Internet Services, Inc.


/s/ Leon Golden
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Leon Golden, CEO